EXHIBIT 99.1

Brookfield Corporation Update on Initiatives for 2023

BROOKFIELD, NEWS, Dec. 22, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today released a summary of recent highlights to close out 2023, which is appended and posted on our website. The full text of the summary is below.

2023 Summary and Update

As we approach the end of 2023, and with a lot going on, we decided to take the opportunity to reflect on key highlights from the year and provide a summary of some recent notable achievements.

We were very active during 2023 amidst a broader market slowdown. In total, we deployed $55 billion of capital into some of the largest and most attractive investment opportunities globally across a variety of sectors. At the same time, monetizations totaled over $30 billion, generating strong returns for investors and underlining the fact that high-quality assets that form the backbone of the global economy remain in strong demand. All told, almost $100 billion of financings were arranged across our businesses and access to capital continues to be very strong.

December highlights include:

  Entropy, a Brookfield Renewable Power & Transition portfolio company, received an investment of C$200 million from The Canada Growth Fund, which provides an innovative carbon offtake agreement that underwrites the revenue for CCS projects pursued by Entropy.
  Everise, a Brookfield Private Equity portfolio company and leading global healthcare services outsourcing company, closed an investment from Warburg Pincus that values the company at approximately $1 billion, a strong increase over the initial investment.
  150 Champs Élysées, a luxury retail property, was sold to LVMH for $1 billion.
  In addition to securing over 12 million square feet of leasing across our office portfolio in North America, Europe, and India in 2023, Barclays further highlighted the strong demand for premium quality office by remaining in its Canary Wharf headquarters and renewing its lease on roughly 1 million square feet of office space at 1 Churchill Place to 2039.
  We continued to expand our global presence, opening an office in Frankfurt and Riyadh this year.

With all of our flagship funds in the market in 2023, we are set to achieve our goal of almost $150 billion of fundraising, including the close of American Equity Life (AEL) which we expect shortly. Highlights include:

  The BIF V strategy raised approximately $30 billion—the largest private infrastructure fund ever raised, and the largest fund in Brookfield’s history.
  More than $6 billion was raised for BID III, the largest private infrastructure debt fund globally.
  $12 billion was raised for the BCP VI strategy, making it Brookfield’s largest-ever private equity fund.
  Lunate Capital committed up to $3 billion for BGTF II and the new Catalytic Transition Fund, with an expected first close of BGTF II this week.
  In addition, we expect to shortly complete the first close of our fifth real estate opportunity fund, with total commitments to the program of approximately $7 billion.
  We will increase our insurance assets to over $100 billion, with the AEL acquisition expected to close soon, generating very attractive returns on equity capital and supporting the continued growth of private credit within Brookfield Asset Management (BAM).

Against the market backdrop in 2023, we have continued to differentiate our business by maintaining our conservatively capitalized balance sheet, high levels of liquidity and by consistently accessing the capital markets to support the financing of ongoing operations and growth. We have maintained nearly $120 billion of deployable capital while investing $55 billion. This allowed our businesses to invest with confidence, and combined with the close to $100 billion of financings, put us in excellent financial shape.

Our Brookfield Corporation (BN) credit rating was upgraded to A by DBRS, and on the back of the upgrade, earlier this month we issued $700 million of 10-year debt at 6.35%. BAM is in the midst of securing an indicative credit rating which is expected to be very strong given its annuity-like cash flows and pristine financial position. In our real estate business, our underlying operations continue to be strong, and we have proven our ability to finance and refinance our debt maturities, with over $30 billion of financings being completed this year. Despite this and the tailwind we expect from lower interest rates, our BPY rating was recently reduced to BB. However, as we look forward, we expect that the continued strong underlying performance of our assets, combined with improving credit markets and lower interest rates, sets us up well to grow cash flows and deal very comfortably with all debt maturities.

With interest rates cresting and spreads tightening, all signs point to a constructive 2024. We see strong momentum and expect significant transaction activity over the course of 2024.

We all wish to take this opportunity to thank you for your interest in Brookfield, and we wish you and your families all the best for 2024. As ever, please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.

Sincerely,

Bruce Flatt
Chief Executive Officer

December 22, 2023

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn attractive total returns for our shareholders. Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cashflows, all of which is underpinned by a conservatively capitalized balance sheet.
For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions, which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to our 2023 fundraising goals, the expected close of various Brookfield funds and the AEL acquisition, BAM’s indicative credit rating and our future growth prospects.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, or that are not presently known to Brookfield or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions, carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.